January 20, 2012

Via FedEx and EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Vical Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 4, 2011
Form 10-Q for the Quarterly Period Ended September 30, 2011
Filed November 4, 2011
File Number: 000-21088

Dear Mr. Rosenberg:

We are writing in response to comments received from the staff of the Commission (the “Staff”) by letter dated December 21, 2011 (the “Comment Letter”) with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”) of Vical Incorporated (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) on March 4, 2010 and the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 (the “Form 10-Q”) of the Company filed with the Commission on November 4, 2011. The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience.

The Company acknowledges that (1) it is responsible for the adequacy and accuracy of the disclosures in the Form 10-K and the Form 10-Q, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K or the Form 10-Q and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Staff Comments and Company Responses

Form 10-Q for the Quarter Ended September 30, 2011 Consolidated Financial Statements, unaudited Notes to Consolidated Financial Statements, Note 1 General-Revenue Recognition, page 6

1.	You disclose on page 13 that the license sold to Astellas and the related know-how, development and regulatory services and drug product supply represent separate units of accounting because each deliverable has standalone value. As a result, you recognized $25.1 million related to the license fee and know-how in 2011. Please address the following:

•

Provide us your analysis demonstrating how each unit of accounting had stand-alone value based on the requirements of ASC 605-25-25-5a (i.e. sold separately by any vendor or Astellas could resell the unit of accounting on a standalone basis).

•

You disclose that”...the delivered item has value to the Partner on a standalone basis based on the consideration of the relevant facts and circumstances for each arrangement. Factors considered in this determination include the research capabilities of the partner and the availability of research expertise in this field in the general marketplace.” Address for us how this complies with ASC 605-25-25-5a and how it entered into your analysis of stand-alone value for each unit of accounting.

Response:

We reviewed the agreements to determine if there were separate units of accounting as defined in ASC 605-25. We determined that there were three non-contingent separate units of accounting: 1) The license and related know-how; 2) development and regulatory services; and 3) supply services. ASC 605-25 contains two separability criteria: (1) the delivered item has value to the customer on a standalone basis, and (2) in situations in which a general right of return exists for the delivered item, delivery or performance of the undelivered item(s) is considered probable and is substantially within the control of the company (ASC 605-25-25-5). If either separation criterion is not met for a delivered item in a multiple-element arrangement, the delivered item is accounted for as a combined unit of accounting with the undelivered item(s).

The first criterion that must be met to separately account for deliverables in a multiple-element arrangement is that the delivered item or items have value to the customer on a standalone basis. ASC 605-25-25-5(a) states that a delivered item has standalone value to the customer when either:

•	Any vendor sells that item separately, or

•	The customer could resell that item on a standalone basis

Standalone Value – License and Know-How

The first criterion that must be met to separately account for deliverables in a multiple-element arrangement is that the delivered item or items have value to the customer on a standalone basis. ASC 605-25-25-5(a) states that a delivered item has standalone value to the customer when any vendor sells that item separately or the customer could resell that item on a standalone basis.

When evaluating the standalone value criteria of the license, we concluded that in most situations, the first criterion in ASC 605-25-25-5 will not apply to licenses in R&D collaboration arrangements because the licenses are unique, proprietary technologies generally sold only by the one entity, are not sold separately and no other entity sells a similar item. As a result, the first factor to consider for this criteria is not considered to be met because the licensed rights provided to Astellas represent a unique and proprietary technology that is only available from the Company, and is not sold separately and a similar item cannot be obtained from another entity.

In assessing the second criterion, we considered a December 7, 2009 SEC Staff speech by Arie Wildenburg. In that speech, the Staff illustrated in an example that it would be possible to demonstrate stand-alone value, despite not selling the item separately or the customer not having the ability to resell the item on a stand-alone basis. The Staff also concluded that the analysis of stand-alone value should be based on the individual facts and circumstances of each arrangement (emphasis added):

“Consider an arrangement that contains the following two deliverables

1.	Delivered Item: Biotech License of Technology

2.	Undelivered Item: Proprietary Research and Development Services

In this example, assume the Biotech owns certain technology that will be used in the development of a new drug, and since we’re being creative; let’s imagine it’s a drug that can cure hair loss without any side effects. This technology is unique, such that no other vendor sells a similar item. Also, assume the Biotech will never sell this technology on its own; rather it will always be sold with the R&D services, which are essential in order to derive value from the technology. Finally, as a protective measure, the Biotech has included a contractual restriction that prevents the customer from sub-licensing or reselling the technology.

Given this set of facts, the license does not have stand-alone value. First, the technology is not sold separately by anyone. Second, the customer cannot resell the technology. Therefore, the license should be combined with the R&D services as a single unit of accounting.

However, there may be a number of ways in which this fact pattern could be modified such that the license would have stand-alone value. For example, what if the R&D services are not proprietary; rather such services can be, and in some circumstances are, provided by other vendors. Even though the license is useless without the R&D services and the customer is contractually restricted from reselling the technology, the fact that other vendors provide such R&D services is an indication that the license might have stand-alone value. This is because the vendor can license the technology separately while another vendor provides the on-going R&D services.

In summary, the analysis of stand-alone value must be based on the individual facts and circumstances for each arrangement.”

We also considered position papers by Ernst & Young, KPMG and PWC that support the determination of stand-alone value in the absence of the item being sold separately or the customer not having the ability to sell the item on a stand-alone basis. For the Staff’s convenience, we have attached the following relevant extracts as Attachment A to this response letter: Ernst & Young’s Technical Line of April 2, 2010; KPMG’s Accounting for Revenue Arrangements with Multiple Deliverables of November 2010; and PWC’s Dataline whitepaper of January 2011.

Based on our interpretation of the aforementioned SEC Staff speech and the accounting firm white papers, we determined that, even though a customer may be precluded from reselling the license, a customer’s ability to use the delivered item for its intended purpose without the receipt of the remaining deliverables may indicate that the item has stand-alone value. It indicates that the customer is able to obtain the value intended from the delivered item and the customer could have purchased the delivered item on a stand-alone basis. We also considered that the absence of a secondary market does not preclude this license from having stand-alone value. For this particular arrangement, the Company concluded that upon delivery of the license and the know-how during the quarter ended September 30, 2011, Astellas was in a position that it could move the program forward utilizing resources from either other vendors or its own internal capabilities, without the Company delivering the remaining deliverables included in the agreement. The remaining services to be delivered by the Company consists of development, regulatory and supply services, are not proprietary to the Company. In fact the Company has contracted with third parties to perform similar types of services in the past. The proprietary technology licensed by the Company to Astellas included in the license agreements relates primarily to the licensed compounds. Once an entity has the rights to use the compounds the technology used to further develop the compounds is readily available. In addition, Astellas has the right under the terms of the license agreements to sublicense the license and know-how on a standalone basis to a third party.

Standalone Value – Development and Regulatory Services

Management believes the development and regulatory services have standalone value because they are not proprietary and can be provided by other vendors. The fact that other vendors provide such R&D services is an indication that the license might have standalone value. This is because the vendor can license the technology separately while another vendor provides the on-going R&D services. As mentioned above, these services are not proprietary services and the Company has contracted with third party to perform similar types of services in the past, so we are aware that other vendors do provide these services.

Standalone Value – Supply Services

Management believes the supply services have standalone value because the manufacturing process is not proprietary to the Company. While the Company is doing the manufacturing itself, the Company has in fact contracted with third parties to perform similar types of manufacturing services in the past and plans to continue to do so. The terms of the supply and services agreement includes provisions that allow the Company, at its discretion, to contract the manufacturing work out to third parties. The proprietary technology licensed by the Company to Astellas included in the license agreements relates primarily to the licensed compounds. Once an entity has the rights to use the compounds, the technology used to manufacture the drug is readily available. Also, we believe under these circumstances, given Astellas’ resources, Astellas could either manufacture the licensed product themselves or contract with a third party to manufacture, formulate and fill the drug product depending on its stage of development.

General Right of Return

The second criteria that must be met to separately account for deliverables in a multiple-element arrangement is that in situations in which a general right of return exists for the delivered item, delivery or performance of the undelivered item(s) is considered probable and is substantially within the control of the company. There is no general right of return within the agreements and therefore this criterion was not considered further.

•	Provide us the computation supporting the recognition of $25.1 million recognized as revenue in the third quarter.

The guidance in ASC 605-25-30 requires that the arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. At the inception of the agreements the fixed or determinable arrangement consideration consists of the upfront payment of $25 million, the development and regulatory services and the supply of product to be used in development and clinical activities.

The Company utilized net present value models to estimate the selling price of the license and know-how as there is no vendor specific objective evidence, or “VSOE”, or third party evidence, or “TPE,” available given the uniqueness of the license. These models were developed as part of the Company’s due diligence to help determine the estimated selling price of the TransVax license. Based upon The Company’s estimates the estimated selling price of the license and know-how was $32.0 million.

The total selling price of the regulatory and development services was based on detailed budgets for the project developed by the Company and Astellas utilizing agreed to hourly labor rates. The labor rates that were agreed upon are based on typical rates charged for similar services in the biotech industry. The Company used its best estimate of selling price after considering TPE of selling price, and concluded that the best estimated selling price of the development and regulatory services to be provided by the Company is $24.9 million.

The total value of the supply services to be delivered was based on detailed budgets for the project developed by the Company and Astellas. The selling price of these services was primarily based upon what other vendors are charging for similar services. The Company also took into consideration what it had charged third parties in the past for similar supply services to further support the estimated selling price. The Company determined that the best estimated selling price would be similar under either option. Based upon the Company’s estimates the best estimated selling of the supply services to be provided by the Company is $6.6 million.

Based on the conclusions reached above the table below allocates the total consideration based on the relative selling price method.

	Estimated Selling Price	% of Relative Selling Price	Allocated Discount	Allocated Arrangement Consideration	Contractually Stated Amounts
License	32,000,000	50.4%	3,529,004	28,470,996	25,000,000
Development and Regulatory Services	24,874,000	39.2%	2,743,139	22,130,861	24,874,000
Supply Services	6,600,000	10.4%	727,857	5,872,143	6,600,000

	63,474,000		7,000,000	56,474,000	56,474,000

As such the Company recognized the upfront payment of $25 million upon the delivery of the license and know-how in the quarter ended September 30, 2011. As additional amounts of contingent revenue were earned, the Company allocated those amounts in accordance with the original allocation percentages above which resulted in $0.1 million, or 11.0%, of the development and regulatory and supply services revenue being recognized during the quarter ended September 30, 2011 as license revenue.

•

Confirm for us that exhibits 10.1, 10.2 and 10.3 to the filing represent the totality of the agreements related to Astellas Agreements discussed in Note 10 or provide them to us or tell us where to find them.

The Company advises the Staff that in connection with the agreements filed as exhibits 10.1, 10.2 and 10.3 to the Form 10-Q, the Company also entered into letter agreements amending its 2001 License Agreement with CytRx Corporation and its 2003 Exclusive License Agreement with City of Hope. The Company also entered into a letter agreement with Astellas Pharma Inc. confirming certain rights to sublicense a U.S. patent licensed to the Company by City of Hope. The Company subsequently filed each of these letter agreements as exhibits 99.2, 99.3 and 99.4 to the Company’s Form 8-K filed with the Commission on January 5, 2012. The Company confirms to the Staff that the exhibits filed with the Form 10-Q and the Form 8-K dated January 5, 2012 represent the totality of the agreements related to the disclosures set forth in Note 10 to the Form 10-Q. The Company also advises the Staff that the Company and Astellas confirmed to one another in writing their initial development plan and manufacturing plan and specifications for certain compounds, as contemplated by the Astellas Agreements, but that such confirmation did not create or modify any rights or obligations of the parties in relation to the Astellas Agreements.

The Company respectfully requests the Staff’s assistance in completing the review of the Company’s response as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to Jason L. Kent of Cooley LLP, the Company’s legal counsel, at (858) 550-6044 or to me at (858) 646-1111.

Sincerely,
Vical Incorporated

/s/ Jill M. Broadfoot
Jill M. Broadfoot
Chief Financial Officer

cc:	Vijay B. Samant, Vical Incorporated
Frederick T. Muto, Cooley LLP
Jason L. Kent, Cooley LLP
Sean M. Clayton, Cooley LLP

Appendix A

Accounting Firm Position Papers re. Standalone Value in the Absence of VSOE and TPE

Ernst & Young’s Technical Line of April 2, 2010:

“In considering the second criterion above, we believe the customer must be able to resell the delivered item at an amount that would substantially recover the original purchase price in order to meet the stand-alone value criterion. An observable secondary market for the resale of the delivered item is not required to conclude that the item has stand-alone value to the customer. However, if a secondary market does not exist, careful consideration should be given to whether the absence of such a market indicates that the delivered item does not have value to the customer on a stand-alone basis.

The first delivered item in an R&D collaboration arrangement generally is the intellectual property (i.e., a license), and the customer often is contractually precluded from reselling it. If a customer is contractually precluded from reselling a deliverable, this may indicate that the deliverable does not have stand-alone value to the customer. However, a customer’s ability to use the delivered item for its intended purpose without the receipt of the remaining deliverables may indicate that the item has stand-alone value (even if the customer is precluded from resale), as this indicates (1) the customer was able to obtain the value intended from the delivered item, and (2) the customer could have purchased the delivered item on a stand-alone basis. Determining when such a contractual provision precludes a company from concluding that a delivered item has stand-alone value will be dependent upon the applicable facts and circumstances and will require the use of professional judgment.”

KPMG’s Accounting for Revenue Arrangements with Multiple Deliverables of November 2010:

“…some believe that the analysis of whether an item could be resold on a stand-alone basis in ASC subparagraph 605-25-25-5(a) should focus on the inherent nature of the deliverable rather than any particular restrictions contained in the contract. For example, if the restrictions are present to protect dissemination of the seller’s valuable intellectual property, but in the absence of the particular restrictions in the contract the customer could realize the value from the delivered item by developing the intellectual property itself or utilizing a third party vendor for development, some believe that the intellectual property would have stand-alone value irrespective of restrictions on dissemination. The SEC staff addressed this question at the 2009 AICPA National Conference on Current SEC and PCAOB Developments. The comments focused on whether a delivered item can have stand-alone value even if a delivered item is not sold separately by any vendor and if the customer is limited in its ability to resell the delivered item. The SEC staff believes that stand-alone value could be established in certain circumstances if the license has utility apart from the vendor’s ongoing services. However, the evaluation of stand-alone value would be based on the individual facts and circumstances for each arrangement.”

PWC’s Dataline whitepaper of January 2011 (emphasis added):

“Another factor that may impact whether a delivered item has stand-alone value is whether there is a contractual right which prohibits a company from transferring the delivered item. Legal restrictions are common in many industries such as the pharmaceutical and biotechnology industries, and in the technology industry. A legal restriction that prevents a customer from reselling or sublicensing the delivered item may result in the conclusion that the delivered item does not have stand-alone value if the customer is not able to derive utility from the underlying asset. Companies need to carefully consider all relevant facts and circumstances when there is a legal restriction before concluding a delivered item does not have stand-alone value. If a customer could exploit the delivered item through its own use or development, it may be appropriate to conclude the item has stand-alone value, irrespective of whether a transfer restriction exists. In instances where additional services can only be obtained from the vendor in order for the customer to exploit the delivered item, then this is an indicator that stand-alone value may not exist.”